WNS Announces Fourth Quarter and Full Year Fiscal 2010 Earnings
Updates Guidance for Fiscal 2011

Quarterly and Annual Revenue Increases 24.6% and 11.8%
Over the Corresponding Period in the Prior Fiscal Year (As Restated);

Quarterly and Annual Revenue Less Repair Payments Increases 1.8% and 1.4%
Over the Corresponding Period in the Prior Fiscal Year (As Restated)

NEW YORK and MUMBAI, May 21, 2010 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced results for the fiscal fourth quarter and year ended March 31, 2010, and updated its guidance on revenue less repair payments and adjusted net income (ANI) (or net income attributable to WNS shareholders excluding amortization of intangible assets, share-based compensation and gain/loss attributable to non-controlling interest) for fiscal 2011, due to the increased volatility in exchange rates.

Fiscal Q4 2010

Revenue for the fiscal fourth quarter 2010 of $157.6 million represented an increase of 24.6% over the corresponding quarter in the prior fiscal year, while revenue less repair payments at $96.7 million increased 1.8% over the corresponding quarter in the prior fiscal year. The growth in revenue less repair payments largely resulted from the impact of a stronger British Pound (GBP), and increased transaction volumes from new clients. This growth was offset by transaction volume declines in the travel and insurance industries and the second year pricing terms for the Aviva Global Services (AGS) contract.

Net income for the fiscal fourth quarter 2010 was $1.0 million compared to $2.5 million during the corresponding quarter in the prior fiscal year. The net income in the fiscal fourth quarter was impacted primarily by the stronger Indian Rupee (INR), transaction volume declines in the travel and insurance industries, one-time severance costs of $2.1 million associated with changes in senior management, and lower revenues resulting from the second year pricing terms for the AGS contract. This decline was partially offset by tighter cost management and improved scale benefits.

Adjusted net income was $13.3 million, a decline of 2.6% over the corresponding quarter in the prior year. The primary drivers of this decline were similar to those highlighted in the prior paragraph.

“As I discussed on our April 22 call, we are very focused on our strategic initiatives and expanding our client relationships,” said Keshav Murugesh, Group Chief Executive Officer. “We have an active sales pipeline and are developing a more client-centric approach to existing work. Along with opportunities we see in developing new service offerings, we will be well-positioned to achieve long-term growth in our top and bottom lines.”

WNS recorded a diluted income per ADS of $0.02 for the fiscal fourth quarter 2010. Adjusted diluted net income per ADS (or diluted income attributable to WNS shareholders per ADS excluding amortization of intangible assets, share-based compensation and loss attributable to non-controlling interest) was $0.30 for the quarter.

Fiscal Year 2010

For the fiscal year 2010, WNS achieved revenue of $582.5 million, representing an increase of 11.8% over the prior fiscal year. Revenue less repair payments of $390.5 million increased 1.4% over the prior year. The growth in revenue less repair payments was largely a result of increased revenue from new and existing clients. This growth was offset by the decline in the GBP/USD exchange rate.

Net income for the full year ended March 31, 2010 was $3.7 million compared to $8.2 million in the prior fiscal year. The net income decrease was a result of the full year impact from interest and amortization charges from the AGS acquisition, foreign exchange losses, lower revenue resulting from the second year pricing terms of the AGS contract, one-time severance costs of $2.1 million associated with changes in senior management and lower transaction volumes in the travel and insurance spaces. These were partially offset by improved synergies in operations from our acquisitions, tighter cost management, improved scale benefits and lower interest expense during the second half of the year resulting from WNS’s debt payments.

However, adjusted net income was $50.7 million, an increase of 8.6% over fiscal 2009.

Net income in fiscal 2010 compared with fiscal 2009 included higher amortization and share-based compensation charges. Net income and adjusted net income results also reflected $1 million in one-time costs associated with the unwinding of interest rate swaps from a $15 million prepayment WNS made on its term loan in January 2010.

WNS recorded a diluted income per ADS of $0.08 for the fiscal year 2010. Adjusted diluted net income per ADS was $1.15 for the year.

“We expect to have lower interest expense and aim to improve our operating metrics in fiscal 2011. As such, we should continue to generate a strong amount of cash and maintain our adjusted operating margins,” said Alok Misra, Group Chief Financial Officer

Financial Highlights: Fiscal Fourth Quarter Ended March 31, 2010

•	Quarterly revenue of $157.6 million, up 24.6% from the corresponding quarter last year.

•	Quarterly revenue less repair payments of $96.7 million, up 1.8% from the corresponding quarter last year.

•	Quarterly net income of $1.0 million compared to $2.5 million from the corresponding quarter last year.

•	Quarterly adjusted net income (or net income attributable to WNS shareholders excluding amortization of intangible assets, share-based compensation, related fringe benefit taxes and loss attributable to non-controlling interest) of $13.3 million, compared to $13.7 million from the corresponding quarter last year.

•	Quarterly diluted income per ADS of $0.02, compared with $0.06 for the corresponding quarter last year.

•	Quarterly adjusted diluted net income per ADS (or diluted income attributable to WNS shareholders per ADS excluding amortization of intangible assets, share-based compensation, related fringe benefit taxes and loss attributable to non-controlling interest) of $0.30, compared to $0.32 for the corresponding quarter last year.

Financial Highlights: Fiscal Year Ended March 31, 2010

•	Annual revenue of $582.5 million, up 11.8% from the prior fiscal year.

•	Annual revenue less repair payments of $390.5 million, up 1.4% from the prior fiscal year.

•	Annual net income of $3.7 million compared to $8.2 million from the prior fiscal year.

•	Annual adjusted net income (or net income attributable to WNS shareholders excluding amortization of intangible assets, share-based compensation, related fringe benefit taxes and loss attributable to non-controlling interest) of $50.7 million, up 8.6% from the prior fiscal year.

•	Annual diluted income per ADS of $0.08, compared with $0.19 for the prior fiscal year.

•	Annual adjusted diluted net income per ADS (or diluted income attributable to WNS shareholders per ADS excluding amortization of intangible assets, share-based compensation, related fringe benefit taxes and loss attributable to non-controlling interest) of $1.15, up from $1.08 for the prior fiscal year.

Reconciliations of non-GAAP financial measures to GAAP operating results as also the effects of the financial statement adjustments on WNS’s previously reported consolidated financial statements are included at the end of this release.

Restatement of Audited Financial Statements

On April 22, 2010, WNS announced that it had, in consultation with its Audit Committee, concluded that corrections to its prior accounting treatment for referral fees earned from garages and, revenues and costs on completed but unbilled repairs, in its Auto Claims BPO segment (the AutoClaims business) are required.

The financial information included in this press release reflects these accounting changes. WNS will restate its audited financial statements for the years ended March 31, 2009 and 2008 (as well as selected financial information for the years ended March 31, 2007 and 2006 and the quarterly information for fiscal 2010 and 2009) to reflect these accounting changes and intends to include the restated financial information in its Annual Report on Form 20-F for fiscal 2010. All prior period financial information contained in this press release gives effect to the restatement of WNS consolidated financials.

Based on its evaluation, management has concluded that as of March 31, 2010, WNS’s disclosure control and procedures and internal control over financial reporting were not effective due to a material weakness identified in the design and operating effectiveness of the Company’s controls over the recognition and accrual of repair payments to garages and the related fees in its Auto Claims BPO segment.  In order to remediate the identified material weakness, management intends to augment its existing US GAAP expertise and strengthen its monitoring controls and documentation for the revenue recognition process in the Auto Claims BPO segment.

Fiscal 2011 Guidance

WNS is updating its guidance for the fiscal year ending March 31, 2011 provided on April 22, 2010 due to the increased volatility in exchange rates :

•	Revenue less repair payments is now expected to be between $353 million and $378 million. This assumes an average GBP to USD exchange rate of 1.45 for the 2011 fiscal year.

•	Adjusted net income (or net income attributable to WNS shareholders excluding amortization of intangible assets, share-based compensation and gain/loss attributable to non-controlling interest) is expected to range between $43 million and $46 million. This assumes an average USD to INR exchange rate of 46.5 for the 2011 fiscal year.

“When we had provided our initial guidance for Fiscal 2011 on 22 April, the prevailing GBP to USD exchange rate was 1.53 whereas it has dropped to 1.45 in the last few days. Our updated guidance reflects this depreciation of the British Pound on the revenue while the impact on the ANI is partly offset by the depreciation in the Indian Rupee,” continued Misra. “While we see these headwinds, the BPO market is ripe with opportunity and WNS is in a solid position to take advantage of the growth opportunities within the space.”

Conference Call
WNS will host a conference call on May 21, 2010 at 8:00 am (EDT) to discuss the company’s quarterly results.

To participate in the call, please use the following details: + 1-866-543-6407; international dial-in +1-617-213-8898; participant passcode 82880611. A replay will be available for one week following the call at +1-888-286-8010; international dial-in +1-617-801-6888; passcode 63770434, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

About WNS
WNS (Holdings) Limited [NYSE: WNS] is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enables WNS to deliver business value to some of the leading companies in the world. WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wns.com.

About Non-GAAP Financial Measures
For financial statement reporting purposes, the company has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. In the auto claims segment, which includes WNS Assistance and Chang Limited, WNS provides claims-handling and accident-management services, in which it arranges for automobile repairs through a network of third-party repair centers. In its accident-management services, WNS acts as the principal in dealings with the third-party repair centers and clients.

In order to provide accident-management services, the Company arranges for the repair through a network of repair centers. Repair costs are invoiced to customers. Amounts invoiced to customers for repair costs paid to the automobile repair centers are recognized as revenue. The Company uses revenue less repair payments for “fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. For “non fault repairs,” revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue.

The Company believes that the presentation of this non-GAAP measure in the segmental information provides useful information for investors regarding the segment’s financial performance. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with US GAAP.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our Company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy, industry growth potential, expansion opportunities and expectations concerning our future financial performance and growth potential, including our fiscal 2011 guidance and future profitability; our ability to generate free cash; and our future operations. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; increasing competition in the BPO industry; our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Pte. Ltd. (which we have renamed as WNS Customer Solutions (Singapore) Private Limited following our acquisition), or Aviva Global, and our master services agreement with Aviva Global Services (Management Services) Private Limited; our ability to successfully consummate strategic acquisitions; the implications of the accounting changes and restatement of our financial statements discussed in this press release for WNS’s reporting with the U.S. Securities and Exchange Commission (SEC) (including the timing of that reporting), and any adverse developments in existing legal proceedings or the initiation of new legal proceedings; and volatility of WNS’s ADS price. These and other factors are more fully discussed in our annual report on Form 20-F for the fiscal year ended March 31, 2009 filed with the SEC which is available at www.sec.gov. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British Pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India.

CONTACT:
Investors:
Alan Katz
VP — Investor Relations
WNS (Holdings) Limited
+1 212 599-6960 ext. 241
ir@wns.com

Media:
Deborah Kops
Chief Marketing Officer
WNS (Holdings) Limited
+ 1 703 321-6526
deborah.kops@wns.com

WNS HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited, amounts in thousands, except share and per share data)

			Three months ended March 31,												Year ended March 31,
		2010	2009										2010		2009
											As previously
				As restated				Adjustments			reported				As restated				Adjustments				As previously reported
			-		-		-		-	-						-		-			-	-
Revenue	$	157,552		$126,433				$6,080			$132,513		$582,461		$520,901				$	18,363			$539,264
Cost of revenue (a)		123,480		93,678				6,209			99,887		439,248		391,808					18,508			410,316

Gross profit		34,072		32,755				(129)			32,626		143,213		129,093					(145)			128,948
Operating expenses:
Selling, general and administrative expenses (a)		22,783		17,119				—			17,119		86,231		75,522					—			75,522
Amortization of intangible assets		8,053		8,012				—			8,012		32,422		24,912					—			24,912

Operating income		3,236		7,624				(129)			7,495		24,560		28,659					(145)			28,514
Other expenses (income), net		(777)		(262)				—			(262)		7,052		5,639					—			5,639
Interest expenses		2,757		4,460				—			4,460		13,823		11,782					—			11,782

Income before income taxes		1,256		3,426				(129)			3,297		3,685		11,238					(145)			11,093
Provision for income taxes		410		994				(36)			958		998		3,343					(41)			3,302
									-												-
Consolidated net income		846		2,432				(93)			2,339		2,687		7,895					(104)			7,791
Less: Net loss attributable to noncontrolling interest		(179)		(107)				—			(107)		(1,023)		(287)					—			(287)
					-							-		-		-								-
Net income attributable to WNS (Holdings) Limited shareholders		$1,025		$2,539				$(93)			$2,446		$3,710		$8,182					$(104)			$8,078
									=												=
Earnings per share of ordinary share
Basic		$0.02		$0.06				$0.00			$0.06		$0.09		$0.19					$0.00			$0.19
Diluted		$0.02		$0.06				$0.00			$0.06		$0.08		$0.19					$0.00			$0.19
Basic weighted average ordinary
shares outstanding		43,504,631		42,591,278				—			42,591,278		43,093,316		42,520,404					—			42,520,404
Diluted weighted average ordinary shares
outstanding		44,615,440		42,793,875				—			42,793,875		44,174,128		43,108,599					—			43,108,599
Note:
(a) Includes the following share-based compensation amounts:
Cost of revenue		$963		$967		$		—			$967		$3,730		$3,647		$			—			$3,647
Selling, general and administrative expenses		$3,446		$2,426		$		—			$2,426		$11,397		$9,775		$			—			$9,775

Reconciliation of revenue less repair payments (non-GAAP) to revenue (GAAP)

													Amounts in thousands

			Three months ended March 31,										Year ended March 31,
		2010	2009									2010	2009
																			As previously
				As restated			Adjustments			As previously reported			As restated			Adjustments			reported
			-		-	-		-	-					-	-		-	-
Revenue less repair payments (Non-GAAP)		$96,731		$ 95,010			$533			$95,543	$	390,538	$385,027			$1,346			$386,373
Add: Payments to repair centers		60,821		31,423			5,547			36,970		191,923	135,874			17,017			152,891

Revenue (GAAP)	$	157,552		$126,433			$6,080			$132,513	$	582,461	$520,901			$18,363			$539,264

Reconciliation of cost of revenue (non-GAAP to GAAP)

						Amounts in thousands

		Three months ended March 31,				Year ended March 31,
	2010	2009			2010	2009
		As restated	Adjustments	As previously reported		As restated	Adjustments	As previously reported

Cost of revenue (excluding share-based compensation expense and payment to repair centers) (Non-GAAP)	$61,696	$61,288	$662	$61,950	$243,595	$252,287	$1,491	$253,778
Add: Payments to repair centers	60,821	31,423	5,547	36,970	191,923	135,874	17,017	152,891
Add: Share-based compensation expense	963	967	—	967	3,730	3,647	—	3,647

Cost of revenue (GAAP)	$123,480	$93,678	$6,209	$99,887	$439,248	$391,808	$18,508	$410,316

Reconciliation of selling, general and administrative expense (non-GAAP to GAAP)

														Amounts in thousands

			Three months ended March 31,											Year ended March 31,
		2010	2009										2010	2009
											As previously												As previously
				As restated				Adjustments			reported			As restated					Adjustments				reported
			-		-		-		-	-						-		-			-	-
Selling, general and administrative expenses (excluding share-based compensation expense and related FBT1)
(Non-GAAP)	$	19,337		$14,862		$		—			$14,862		$74,375	$	65,301		$			—			$65,301
Add: Share-based
compensation expense		3,446		2,426				—			2,426		11,397		9,775					—			9,775
Add: Related FBT[1]		—		(169)				—			(169)		459		446					—			446
					-							-
Selling, general and administrative expenses
(GAAP)	$	22,783		$17,119		$		—			$17,119		$86,231	$	75,522		$			—			$75,522

Reconciliation of operating income (non-GAAP to GAAP)

								Amounts in thousands

			Three months ended March 31,					Year ended March 31,
		2010	2009				2010	2009
As previously										As previously
As restated				Adjustments	reported			As restated	Adjustments	reported

Adjusted operating income (excluding amortization of intangible assets, share-based compensation, and related FBT1) (Non-GAAP)	$	15,698	$18,860	$(129)	$18,731	$	72,568	$67,439	$(145)	$67,294
Less: Amortization of intangible assets		8,053	8,012	—	8,012		32,422	24,912	—	24,912
Less: Share-based compensation expense		4,409	3,393	—	3,393		15,127	13,422	—	13,422
Less: Related FBT[1]		—	(169)	—	(169)		459	446	—	446

Operating income (GAAP)		$3,236	$7,624	$(129)	$7,495	$	24,560	$28,659	$(145)	$28,514

1.	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) payable by WNS to the Government of India. In August 2009, the Government of India passed the Finance (No.2) Bill, 2009 which withdrew the levy of FBT.

Reconciliation of net income attributable to WNS shareholders (non-GAAP to GAAP)

								Amounts in thousands

			Three months ended March 31,					Year ended March 31,
		2010	2009				2010	2009
					As previously					As previously
			As restated	Adjustments	reported			As restated	Adjustments	reported

Adjusted net income (excluding amortization of intangible assets, share-based compensation expense, related FBT[1] and loss attributable to noncontrolling interest) (Non-GAAP)	$	13,308	$13,668	$(93)	$13,575	$	50,695	$46,675	$(104)	$46,571
Less: Amortization of intangible assets		8,053	8,012	—	8,012		32,422	24,912	—	24,912
Less: Share-based compensation expense		4,409	3,393	—	3,393		15,127	13,422	—	13,422
Less: Related FBT[1]		—	(169)	—	(169)		459	446	—	446
Add: Loss attributable to noncontrolling interest		179	107	—	107		1,023	287	—	287

Net income attributable to WNS (Holdings) Limited shareholders (GAAP)		$1,025	$2,539	$(93)	$2,446		$3,710	$8,182	$(104)	$8,078

1.	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) payable by WNS to the Government of India. In August 2009, the Government of India passed the Finance (No.2) Bill, 2009 which withdrew the levy of FBT.

Reconciliation of basic income per ADS (non-GAAP to GAAP)

			Three months ended March 31,					Year ended March 31,
		2010	2009			2010		2009
					As previously					As previously
			As restated	Adjustments	reported			As restated	Adjustments	reported

Basic adjusted net income per ADS (excluding amortization of intangible assets, share-based compensation expense, related FBT[1] and loss attributable to noncontrolling interest) (Non-GAAP)	$	0.31	$0.32	$0.00	$0.32	$	1.18	$1.10	0.00	$1.10
Less: Adjustments for amortization of intangible assets, share-based compensation expense, related FBT[1] and loss attributable to noncontrolling interest		0.29	0.26	—	0.26		1.09	0.91	—	0.91

Basic income per ADS (GAAP)	$	0.02	$0.06	$0.00	$0.06	$	0.09	$0.19	0.00	$0.19

Reconciliation of diluted income per ADS (non-GAAP to GAAP)

			Three months ended March 31,					Year ended March 31,
		2010	2009				2010	2009
					As previously					As previously
			As restated	Adjustments	reported			As restated	Adjustments	reported

Diluted adjusted net income per ADS (excluding amortization of intangible assets, share-based compensation expense, related FBT[1] and loss attributable to noncontrolling interest) (Non-GAAP)	$	0.30	$0.32	$0.00	$0.32	$	1.15	$1.08	0.00	$1.08
Less: Adjustments for amortization of intangible assets, share-based compensation expense, related FBT[1] and loss attributable to noncontrolling interest		0.28	0.26	—	0.26		1.07	0.89	—	0.89

Diluted income per ADS (GAAP)	$	0.02	$0.06	$0.00	$0.06	$	0.08	$0.19	0.00	$0.19

1.	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) payable by WNS to the Government of India. In August 2009, the Government of India passed the Finance (No.2) Bill, 2009 which withdrew the levy of FBT.

WNS HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEET
(Unaudited, amounts in thousands, except share and per share data)

	As at March 31,
	2010		2009
				As restated					Adjustments				As previously reported
			-			-		-		-		-		-

ASSETS
Current assets:
Cash and cash equivalents		$32,311			$38,931		$		—				$38,931
Bank deposits and marketable securities		45			8,925				—				8,925
Accounts receivable, net		84,974			71,183				(9,926)				61,257
Accounts receivable — related parties		739			64				—				64
Funds held for clients		11,372			5,379				—				5,379
Employee receivables		1,526			745				—				745
Prepaid expenses		2,101			2,082				—				2,082
Prepaid income taxes		5,602			5,768				—				5,768
Deferred tax assets		1,959			1,718				25				1,743
Other current assets		36,308			38,647				—				38,647

Total current assets		176,937			173,442				(9,901)				163,541
Goodwill		90,662			81,679				—				81,679
Intangible assets, net		188,079			217,372				—				217,372
Property and equipment, net		51,700			55,992				—				55,992
Other assets		10,242			11,449				—				11,449
Deposits		7,086			6,309				—				6,309
Deferred tax assets		25,184			15,584				—				15,584

TOTAL ASSETS	$	549,890		$	561,827		$		(9,901)		$		551,926

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable		$27,900			$30,879		$		—				$30,879
Accounts payable — related parties		—			42				—				42
Current portion of long term debt		40,000			45,000				—				45,000
Short term line of credit		—			4,331				—				4,331
Accrued employee cost		30,977			23,754				—				23,754
Deferred revenue		4,891			5,583				—				5,583
Deferred tax liabilities		—			27				(27)				—
Income taxes payable		2,550			3,995				—				3,995
Other current liabilities		67,585			63,870				(9,744)				54,126

Total current liabilities		173,903			177,481				(9,771)				167,710
Long term debt		95,000			155,000				—				155,000
Deferred revenue		3,515			3,561				—				3,561
Other liabilities		3,727			1,967				—				1,967
Accrued pension liability		3,921			2,570				—				2,570
Deferred tax liabilities		8,343			9,946				—				9,946
Derivative contracts		7,600			23,163				—				23,163

TOTAL LIABILITIES		296,009			373,688				(9,771)				363,917

WNS HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEET
(Unaudited, amounts in thousands, except share and per share data)

Commitments and contingencies
Equity:
WNS (Holdings) Limited shareholders’ equity:
Ordinary shares, $0.16 (10 pence) par value, authorized:
50,000,000 shares; Issued and outstanding:
43,743,953 and 42,607,403 shares, respectively		6,848		6,667		—		6,667
Additional paid-in-capital		203,531		184,122		—		184,122
Retained earnings		50,797		47,087		(170)		46,917
Accumulated other comprehensive loss		(7,573)		(49,750)		40		(49,710)

WNS (Holdings) Limited shareholders’ equity		253,603		188,126		(130)		187,996
Noncontrolling interest		278		13		—		13

Total equity		253,881		188,139		(130)		188,009

TOTAL LIABILITIES AND EQUITY	$	549,890	$	561,827	$	(9,901)	$	551,926

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited, amounts in thousands)

			Year				ended March 31,

	-	-
								2009
		2010
	-			-
									As previously
				As restated			Adjustments		reported

Cash flows from operating activities
Net cash provided by operating activities	$	54,275	$	62,879	$		18	$	62,897

Cash flows from investing activities
Acquisitions, net of cash received		(1,461)		(290,994		)	—		(290,994	)
Facility and property cost		(13,257)		(22,693		)	—		(22,693	)
Proceeds from sale of assets, net		660		342			—		342
Marketable securities and deposits sold (purchased), net		9,548		(2,273		)	—		(2,273	)
								—

Net cash used in investing activities		(4,510)		(315,618		)	—		(315,618	)

								—

Cash flows from financing activities
Proceeds from exercise of stock options		3,933		988			—		988
Excess tax benefits from share-based compensation		1,825		2,226			—		2,226
Proceeds from issue of shares by subsidiary to non
controlling interest		1,348		300			—		300
Repayment of long term debt		(65,000)		—			—		—
Payment of debt issuance cost		(87)		(1,197		)	—		(1,197	)
Proceeds from long term debt		—		200,000			—		200,000
Repayment of short term borrowings, net		(4,128)		(2,894)			—		(2,894)
Principal payments under capital leases		(57)			(183)		—			(183)
								—

Net cash (used in) provided by financing activities		(62,166)		199,240			—		199,240

								—

Effect of exchange rate changes on cash and cash equivalents		5,781		(10,268		)	(18)		(10,286	)
Net change in cash and cash equivalents		(6,620)		(63,767		)	—		(63,767	)
Cash and cash equivalents at beginning of year		38,931		102,698			—		102,698
								—

Cash and cash equivalents at end of year	$	32,311	$	38,931	$		—	$	38,931